Form 51-102F3
Material Change Report

Item 1Name and Address of Company

Avricore Health Inc. (the “Company”)

Suite 810– 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2Date of Material Change

January 29, 2018

Item 3News Release

The news release was disseminated on January 29, 2018 by way of the facilities of TheNewswire.  Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4Summary of Material Change

The Company is pleased to announce the appointment of Ray Chepesiuk to join the Company’s Advisory Board.

Item 5Full Description of Material Change

5.1Full Description of Material Change

The Company announced that Ray Chepesiuk will join the company’s Advisory Board and support marketing and regulatory practices.

Mr. Chepesiuk’s decades of experience in the industry have included time as a community pharmacist within his private retail pharmacy business and as Commissioner (CEO) of Canada’s Pharmaceutical Advertising Advisory Board (PAAB) which regulates pharmaceutical advertising standards.  He was also a director of pharmacy in a CF Hospital and Collingwood hospital, which added to his career in terms of adding scope of experience in community, hospital and government.

“Ray joins Avricore Health at a critical time as it brings new health technology innovations to market.” said Avricore Health CEO Bob Rai. “It is vital that the company’s strategic marketing plan utilizes best practices and is both effective and industry leading when it comes to educating consumers, physicians and pharmacists.”

He is a strategic planner with marketing and advertising expertise in pharmaceuticals and consults on successful ethical marketing and advertising practices. As Commissioner with PAAB, he also gained experience as a health policy analyst.  He was a two-time elected Councillor on the board of the Ontario College of Pharmacists at the time of introduction of Pharmacist Standard of Practices and Peer Evaluation and Review.

Mr. Chepesiuk’s proven track record of excellence in his field have also earned him several honours, including being appointed as a judge to several award and review bodies, serving as a lecturer at the University of Toronto, Concordia, McGill and Humber Colleges, as well as an induction to the Canadian Healthcare Marketing Hall of Fame in 2009.

Having given presentations in across North America, Europe and international webinars on pharma advertising regulatory compliance and marketing ethics, Ray is considered a global leader in his field.

Achieving excellence has not just been a part of his professional life, but his personal one as well.  In 1991 he was inducted into the Northwestern Ontario Sports Hall of Fame (baseball).  Most significantly however, Ray served his country with honour in the Canadian Forces achieving the rank of Captain.  He served overseas as an United Nations Peacekeeper in the Middle East and for that service was included along with his comrades in the honour of receiving the 1988 Nobel Peace Prize given to UN Peacekeepers, plus receiving the Canadian Peacekeeping Service Medal for UNEFME.

Mr. Chepesiuk said “I am pleased to join Avricore Health, a company that is looking to enhance the provision of healthcare in an innovative way with new technology. Their efforts should augment the ability of pharmacists to provide cognitive services that can help to optimize patient health.”

Further details of Ray experience:

Education: Master In International Business (UCLA), B.Sc. Pharmacy (U of Toronto), Certificate in Medical Marketing (UCLA),

•Franchise owner with SuperX Drugs 1984-1985

•Canadian Forces to Captain 1969-1979

•Licensed Pharmacist R.Ph,  Ontario 1973-2019

•Certified Association Executive (CAE) 1988-20195.2

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Bob Rai, Chief Executive Officer and Director

Business Telephone:604-687-2038

Facsimile:604-687-3141

Item 9Date of Report

February 7, 2019